FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	2,100
Bank of New York Nominees	34,100
Chase Nominees Limited	1,868,100
Citibank London	106,100
Nortrust Nominees	908,400
Mellon Nominees (UK) Limited	80,600
State Street Nominees Limited	306,700
Bank of New York Nominees	5,619,999
Northern Trust	1,454,502
Chase Nominees Limited	3,524,463
Midland Bank plc	168,500
Bankers Trust	2,328,400
Barclays Bank	60,000
Citibank London	53,000
Morgan Guaranty	324,300
Nortrust Nominees	2,826,006
State Street Bank & Trust Co.	179,600
Deutsche Bank AG	904,300
HSBC Bank plc	1,222,000
Mellon Bank N.A.	230,300
Northern Trust AVFC	196,436
KAS UK	64,810
Mellon Nominees (UK) Limited	63,500
Bank One London	103,200
State Street Nominees Limited	56,100
Bank of New York Nominees	82,000
Chase Nominees Limited	1,426,200
Midland Bank plc	19,500
Barclays Bank	235,500
Brown Bros.	16,300
Royal Bank of Scotland	1,181,400
State Street Bank & Trust Co.	80,400
Lloyds Bank	87,700
Vidacos Nominees Ltd	100,000
RBSTB Nominees Ltd	129,200
Citibank NA	17,600
HSBC Bank plc	334,900
State Street Bank Nominees Limited	858,359
Bank of New York Nominees	165,300
Chase Nominees Limited	811,100
Midland Bank plc	53,300
Deutsche Bank Mannheim	15,000
Bankers Trust	8,800
Citibank London	25,700
Nortrust Nominees	433,598
Royal Bank of Scotland	39,800
State Street Bank & Trust Co.	127,999
RBSTB Nominees Ltd	9,000
Citibank NA	98,400
Deutsche Bank AG	14,700
Chase Manhattan Nominee Ltd	5,300
HSBC Bank plc	82,700
State Street Nominees Limited	2,237,659

5. Number of shares / amount of stock acquired

3,563,019 (since last notification)

6. Percentage of issued class

1.28%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

50p Ordinary Shares

10. Date of transaction

28 May, 2003

11. Date company informed

30 May, 2003

12. Total holding following this notification

31,382,931

13. Total percentage holding of issued class following this notification

11.31%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

30 May, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial holder

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	193,612
Mellon Bank	13,418
Chase Nominees Limited	2,458,888
State Street Bank & Trust Company	554,200
State Street Bank & Trust	191,700
State Street Nominees Ltd	56,200
Lloyds Bank Nominees Limited	442,900
Brown Brothers Harriman	15,000
JP Morgan Chase	162,900
Northern Trust	84,300
MSCO	2,661
Morgan Stanley & Co.	70,200
National Cities	87,500
Chase Nominees	8,364,456
Chase Manhattan Bank London	1,135,300
Chase Nominees Ltd	240,000
Citibank	238,200
Deutsche Bank	60,100
HSBC	121,614
Bank of New York London	200,200
Chase Nominees Ltd	513,820
Northern Trust	90,400
Credit Suisse FST BOS Zurich	10,800
Citibank	23,100
Chase Nominees	1,110,507
Nortrust Nominees Ltd	977,726
HSBC Client Holdings Nominee (UK) Limited	7,184,728
Chase Manhattan Bank London	807,348
Northern Trust	1,715,282
JP Morgan	785,211
Bank of New York London	1,785,500
Morgan Stanley	480,600
Deutsche Bank	204,600
Mellon Nominees Ltd	36,900
State Street Nominees Ltd	337,300
Bank of New York Brussels	571,441
State Street Bank & Trust	975,173
HSBC	200,000
National Australia Bank	12,000
PICG	6,200
Chase Manhattan Bank AG Frankfurt	30,100
Citibank	18,800
FMRCO	200

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

1,104,243

8. Percentage of issued class

0.39%

9. Class of security

50p Ordinary Shares

10. Date of transaction

29 May, 2003

11. Date company informed

30 May, 2003

12. Total holding following this notification

32,571,085

13. Total percentage holding of issued class following this notification

11.73%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

30 May, 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 30 May, 2003